FORM U-3A-2

                            File No. 69-35

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                     Statement by Holding Company
                 Claiming Exemption Under Rule U-3A-2
                 from Provisions of the Public Utility
                      Holding Company Act of 1935.

                To be filed annually prior to March 1.



WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

 1.  Name, state of organization, location and nature of business of claimant
     ------------------------------------------------------------------------
     and every subsidiary thereof, other than any exempt wholesale generator
     -----------------------------------------------------------------------
     (EWG) or foreign utility company in which claimant directly or
     --------------------------------------------------------------
     indirectly holds an interest.
     ----------------------------

     Wisconsin Public Service Corporation was incorporated on July 17, 1883
     ------------------------------------
     under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. It is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of gas. Wisconsin Public Service serves approximately 388,000 electric customers and 230,000 gas customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. The largest cities served are Green Bay, Sheboygan, Oshkosh, and Wausau, with populations ranging from 60,854 to 153,642, including contiguous urban areas (1990 Federal census). Wisconsin Public Service furnishes retail electric service in all these cities except Sheboygan, and gas in all except Wausau. Additionally, Wisconsin Public Service provides wholesale electric service to 15 communities. About 96% of operating revenues in the year 1999 were derived from Wisconsin customers, and 4% from Michigan customers.

     WPS Leasing, Inc. was incorporated on September 21, 1994 under the laws
     -----------------
     of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing, consisting of 1,000 shares of common stock, with a $1 per share par value, at the stated capital amount of $1 per share. The total assets of WPS Leasing at December 31, 1999 were $13,144,725, or 0.9% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for the year 1999 was $(120,546). The intended principal business of WPS Leasing is to participate in the financing of specific utility projects. WPS Leasing is not and never has been a public utility.

     Wisconsin Valley Improvement Company of which Wisconsin Public Service
     ------------------------------------
     owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin.
     It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges water tolls to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of
     1939). It generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement Company at December 31, 1999 were $802,000, or .06% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for the year 1999 was $21,000, or .03% of the total net income of Wisconsin Public Service. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Improvement Company not to be a subsidiary of Wisconsin Public Service.

     Wisconsin River Power Company of which Wisconsin Public Service owns
     -----------------------------
     33.1% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wisconsin Rapids, Wisconsin. Its business consists of the operation of two hydroelectric plants on the Wisconsin River. The energy output is sold in equal parts to the three companies which proportionately own all the outstanding stock of Wisconsin River Power. Our share of total assets of Wisconsin River Power Company at December 31, 1999 were $6,459,000, or .46% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for the year 1999 was $980,000, or 1.5% of the total net income of Wisconsin Public Service. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to River Company on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions,
     P. 539) and its orders in Docket No. EL79-10.

 2.  A brief description of the properties of claimant and each of its
     -----------------------------------------------------------------
     subsidiary public utility companies used for the generation,
     ------------------------------------------------------------
     transmission, and distribution of electric energy for sale, or for the
     ----------------------------------------------------------------------
     production, transmission, and distribution of natural or manufactured
     ---------------------------------------------------------------------
     gas, indicating the location of principal generating plants,
     ------------------------------------------------------------
     transmission lines, producing fields, gas manufacturing plants, and
     -------------------------------------------------------------------
     electric and gas distribution facilities, including all such properties
     -----------------------------------------------------------------------
     which are outside the state in which claimant and its subsidiaries are
     ----------------------------------------------------------------------
     organized and all transmission or pipelines which deliver or receive
     --------------------------------------------------------------------
     electric energy or gas at the borders of such state.
     ----------------------------------------------------

     Statistics set forth in the answer to this item are as of December 31, 1999.

     Wisconsin Public Service Corporation owns and operates electric
     ------------------------------------
     properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and south of Wausau, Wisconsin) with a total rated capacity of 875,200 kilowatts ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Wisconsin Public Service operates and owns jointly with Wisconsin Power and Light Company and Madison Gas and Electric Company, with a rated capacity of 498,000 kw (Wisconsin Public Service's share is 205,200 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,014,000 kw (Wisconsin Public Service's share is 322,600 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 333,000 kw (Wisconsin Public Service's share is 105,800 kw); combustion turbines of 50,000 kw and 19,500 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 43,100 kw and 42,400 kw and a 68% share in a combustion turbine of 77,000 kw (Wisconsin Public Service's share is 52,360 kw) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin;
     15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 53,600 kw which includes 12,900 kw purchased from Wisconsin River Power Company; a 4,000 kw diesel plant at Eagle River, Wisconsin; a 3,600 kw diesel plant at Ashwaubenon, Wisconsin; and a 175,800 kw peaker plant through a purchase power agreement with SkyGen Energy LLC in De Pere, Wisconsin.

     Transmission and distribution facilities owned by Wisconsin Public Service include 55 transmission substations, 111 distribution substations, and approximately 21,304 route miles of transmission and distribution lines. Wisconsin Public Service is interconnected with Wisconsin River Power Company, has 17 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies.
     Wisconsin Public Service also has 19 interconnections to serve
     5 neighboring municipal and cooperative utilities. Wisconsin Public Service also has 6 distribution system interconnections to serve
     5 neighboring municipal and cooperative utilities.

     Gas facilities include approximately 5,099 miles of main, 66 gate and city regulator stations, and 213,063 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

     All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

 3.  The following information for the last calendar year with respect to
     --------------------------------------------------------------------
     claimant and each of its subsidiary public utility companies:  (The
     ------------------------------------------------------------
     information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)


 4.  The following information for the reporting period with respect to
     ------------------------------------------------------------------
     claimant and each interest it holds directly or indirectly in an EWG or
     -----------------------------------------------------------------------
     a foreign utility company, stating monetary amounts in United States
     --------------------------------------------------------------------
     dollars.
     -------

     Not Applicable.

                              LIST OF EXHIBITS

Exhibit A-1    Balance Sheet at December 31, 1999, of Wisconsin Public Service
               Corporation.

Exhibit A-2    Income Statement and Statement of Retained Earnings of
               Wisconsin Public Service Corporation for the year ending
               December 31, 1999.

Exhibit A-3    Balance Sheet at December 31, 1999, and Statements of Income
               and Surplus Accounts of Wisconsin River Power Company for the year ended December 31, 1999, filed by reference to Exhibit A, of Form U-3A-2 being filed by Consolidated Papers, Inc. in File
               No. 69-53.  (The financial statements of Wisconsin River Power
               Company are not customarily consolidated with those of any other company.)

Exhibit B      Financial Data Schedule

Exhibit D      Statement showing sales for the calendar year 1999 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of February, 2000.





                                       WISCONSIN PUBLIC SERVICE CORPORATION





                                        /S/ D. P. Bittner
                                       -------------------------------------
                                            D. P. Bittner
                                            Senior Vice-President and Chief
                                            Financial Officer







(CORPORATE SEAL)







Attest:  /S/ B. J. Wolf
         ---------------------------------
             B. J. Wolf
             Secretary and
             Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             B. J. Wolf, Secretary
                       Wisconsin Public Service Corporation
                     700 North Adams Street, P. O. Box 19001
                             Green Bay, WI  54307-9001